UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cache, Inc.
(Name of Issuer)

Comon Stock, Par Value $.01
(Title of Class of Securities)

127150308
(CUSIP Number)

February 11, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 127150308

1.	Names of Reporting Persons

MFP Partners, L.P.(1)
c/o MFP Investors LLC
667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power

	6.	Shared Voting Power 2,020,302

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 2,020,302

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,020,302

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 15.8%

12.	Type of Reporting Person (See Instructions)
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and managing member and controlling person of MFP Investors LLC.

Page 2 of 7 pages

CUSIP No. 127150308

1.	Names of Reporting Persons

MFP Investors LLC (1)
667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power

	6.	Shared Voting Power 2,020,302

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 2,020,302

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,020,302

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 15.8%

12.	Type of Reporting Person (See Instructions)
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and managing member and controlling person of MFP Investors LLC.

Page 3 of 7 pages

CUSIP No. 127150308

1.	Names of Reporting Persons

Michael F. Price
c/o MFP Investors LLC
667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Michael F. Price is a citizen of the United States of America.

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power

	6.	Shared Voting Power 2,020,302

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 2,020,302

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,020,302

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 15.8%

12.	Type of Reporting Person (See Instructions)
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and managing member and controlling person of MFP Investors LLC.

Page 4 of 7 pages

CUSIP No. 127150308

Item 1.
	(a)	Name of Issuer

Cache, Inc.

	(b)	Address of Issuer's Principal Executive Offices

1440 Broadway New York, NY 10018

Item 2.
	(a)	Name of Person Filing

MFP Partners, L.P.
MFP Investors LLC
Michael F. Price

	(b)	Address of Principal Business Office or, if none, Residence

667 Madison Avenue, 25th Floor
New York, NY 10065

	(c)	Citizenship

MFP Partners, L.P. and MFP Investors LLC are each organized under the laws of the state of Delaware. Michael F. Price is a citizen of the United States of America.

	(d)	Title of Class of Securities

Common Stock, par value $.01 per share

	(e)	CUSIP Number

127150308

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

MFP Partners, L.P. has the shared power to vote 2,020,302 shares (15.8%) of the common stock of the issuer.  As the general partner of MFP Partners, L.P., MFP Investors LLC is deemed to own 2,020,302 shares (15.8%) of the common stock of the issuer.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

MFP Investors LLC manages investments for several clients, including MFP Partners, L.P., none of which owns more than 5% of the common stock of the issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Page 5 of 7 pages

CUSIP No. 127150308

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

February 11, 2011
Date

MFP Partners, L.P.

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Member

MICHAEL F. PRICE

/s/ Michael F. Price
Signature

Name:	Michael F. Price

Page 6 of 7 pages

CUSIP No. 127150308

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the stock of the issuer, and that this Joint Filing Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 11th day of February, 2011.

MFP Partners, L.P.

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Member

Michael F. Price

/s/ Michael F. Price
Signature

Name:	Michael F. Price

Page 7 of 7 pages